Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2015	2014
Income (loss) from continuing operations before taxes	$811	$963
Sub-total of fixed charges	144	133
Sub-total of adjusted income (loss)	955	1,096
Interest on annuities and financial products	1,252	1,256
Adjusted income (loss) base	$2,207	$2,352
Fixed Charges
Interest and debt expense	$137	$134
Interest expense (income) related to uncertain tax positions	-	(8)
Portion of rent expense representing interest	7	7
Sub-total of fixed charges excluding interest on
annuities and financial products	144	133
Interest on annuities and financial products	1,252	1,256
Total fixed charges	$1,396	$1,389

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.63	8.24
Ratio of adjusted income (loss) base to total fixed
charges	1.58	1.69